Exhibit 99.1

Maris-Tech Unveils Venus-Space, Expanding AI-Powered Edge Video Solutions to Low Earth Orbit Nano Satellites

Upgraded edge computing platform delivers ultra-high-resolution video acquisition, onboard AI processing, and real-time streaming for space applications.

Rehovot, Israel, June 01, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in artificial intelligence (“AI”)-based edge video processing technology, today announced it is increasing its efforts in the space sector with the development of the Venus-Space video and AI edge computing solution, designed specifically for low earth orbit (“LEO”) nano satellites.

The development of Venus-Space was initiated following inquiries from potential customers regarding advanced onboard processing capabilities for space platforms. The new solution is an upgraded version of the Company’s field-programmable gate array-based Venus-Pro, which was originally designed to provide situational awareness for armored vehicles.

As the space industry moves toward cloud-to-edge computing architectures, modern LEO nano satellites increasingly integrate ultra-high resolution cameras that require onboard recording, edge computing, and streaming capabilities directly to Earth. By processing data closer to where it is created, Venus-Space is designed to significantly reduce latency and bandwidth usage, allowing satellites to act as intelligent compute nodes rather than simple communication relays.

Key Capabilities of Venus-Space include:

●	High-Speed Data Acquisition: Capable of supporting ultra-high resolution video acquisition at speeds up to 25 Gbps.

●	Flexible Storage and Streaming: Enables local onboard recording of both raw and compressed video.

●	Advanced Radio Frequency Datalink: Supports the streaming of time-shifted pre-recorded video or low latency, scaled-down live video back to Earth.

●	Onboard AI Inference: Leveraging advanced AI acceleration, the platform allows for the implementation of a variety of space-based AI networks, ensuring that only actionable insights are transmitted to terrestrial stations.

“We are seeing growing demand for compact payload solutions that combine advanced imaging, onboard processing, and AI-driven capabilities across new frontiers,” said Israel Bar, Chief Executive Officer of Maris-Tech. “The development of Venus-Space reflects our strategy to provide customers with ruggedized, ready-to-deploy technologies designed for real-world operational environments. By upgrading our proven Venus-Pro architecture, we are extending our edge computing expertise into space, allowing satellite operators to run complex AI models directly in orbit.”

Traditional satellite systems transmit raw data continuously to distant data centers on Earth, straining available bandwidth. Venus-Space allows operators to filter, compress, and analyze data in orbit, offering a scalable and resilient solution for Earth observation, remote connectivity, and space-based AI networks.

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the benefits, advantages and capabilities of Venus-Space, growing demand for compact payload solutions that combine advanced imaging, onboard processing, and AI-driven capabilities across new frontiers, the successful development and commercialization of Venus-Space, potential customer adoption of Venus-Space, and its strategy to provide customers with ruggedized, ready-to-deploy technologies designed for real-world operational environments. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully develop, commercialize and market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com